Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Emulex Corporation:

We consent to the use of our reports dated August 22, 2011, with respect to the consolidated balance sheets of Emulex Corporation and subsidiaries as of July 3, 2011 and June 27, 2010, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended July 3, 2011, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of July 3, 2011, incorporated herein by reference.

Our report dated August 22, 2011 refers to changes in the Company’s method of accounting for business combinations and presenting earnings per share in fiscal 2010, due to the adoption of new accounting pronouncements.

/s/ KPMG LLP

Irvine, California

January 27, 2012